September 19, 2025

Wai Ting, CHEUNG
Chief Executive Officer
HAMA Intelligence Ltd
380 Jalan Besar, #07-10 ARC 380
Singapore 209000

       Re: HAMA Intelligence Ltd
           Registration Statement on Form F-1
           Filed September 9, 2025
           File No. 333-290122
Dear Wai Ting, CHEUNG:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. Here and on pages 13, 29 and 35, please revise your disclosure to state plainly that your controlling shareholder and CFO, Mr. Wing Sum Ho, will have the ability to control the outcome of matters requiring approval by shareholders. In this regard, we note your current statement that the controlling shareholder of the holders of the Class
       B shares will have the ability to control "or significantly influence" these matters.
       However, we note that Mr. Ho will control an aggregate of 96.1% of the total voting power.
 September 19, 2025
Page 2
Report of Independent Registered Public Accounting Firm, page F-2

2. We note your response to prior comment 5. We continue to believe that the audit report should be dual dated as the conversion of the shares and adjustment to the financial statements occurred after the date of the auditor's report. See paragraphs .03 and .05 of AS 3110. Please revise accordingly.
Consolidated Statements of Changes in Stockholders' Equity, page F-5

3. Please explain how you derived the 3,000,0000 Class A and 9,407,000 Class B shares balance as of February 28, 2025.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Stringer at 202-551-3272 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lawrence Venick